Keithley Instruments, Inc. 28775 Aurora Road Cleveland, Ohio 44139-1891 440-248-0400 • Fax: 440-248-6168 http://www.keithley.com
By Facsimile to 202-772-9218 and via EDGAR
February 28, 2006
Ms. Angela Crane
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, DC 20549

Re:	Your letter dated February 1, 2006 regarding Keithley Instruments, Inc. Form 10-K for fiscal year ended September 30, 2005, File No. 1-9965
Dear Ms. Crane:
This letter is in response to your letter of February 1, 2006, commenting on our Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (the “Form 10-K”). For the staff’s convenience, we have repeated the text of your comment, followed by our response.
1.	Please expand your disclosures, here or in a financial statement footnote, in future filings, to show changes in the number of common shares during each period for which an income statement has been presented, as contemplated by Rule 5-02.30 of Regulation S-X.

The Company will revise future filings to show changes in the number of common shares outstanding during each period for which an income statement is presented, as contemplated by Rule 5-02.30 of Regulation S-X.

2.	We noted that “generally, [the revenue recognition] criteria are met at the time the product is shipped under FOB shipping terms.” In future filings, please revise your footnote to explain those arrangements in which revenue is not recognized upon shipment, and explain how you account for such arrangements.

We enter into agreements to sell products and services. Services take the form of extended warranty or service contracts for our products. Service-related revenue represented less than two percent of total fiscal year 2005 revenue. At September 30, 2005, the only revenue that the Company deferred was for service and warranty contracts. Service-related revenues are recognized on a straight-line basis over the contractual period, because there is no evidence that the revenue is earned or obligations are fulfilled in a different pattern. The Company defers revenue recognition for product-related revenues depending upon the shipping terms; i.e., if title and risk of loss have not transferred to the customer, we do not consider “delivery” criteria to have been met and we will defer revenue recognition until such point in which delivery has occurred. We will revise our future filings to explain those arrangements in which revenue is not recognized upon shipment, and explain how we account for such arrangements.
3.	We see from your disclosures on page 2 that some of your products are configured to your customers’ specifications. Tell us and revise future filings to address customer acceptance protocols and post shipment obligations, including installation. Tell us how you comply with SAB 104.

Certain of our products are configured by our customers based upon standard options, which they select for incorporation into the systems they purchase from us. They place formal purchase orders with us specifying the features they choose. We will revise the language on page 2 of the Form 10-K to state this more clearly in future filings. Once the systems have been tested in our facility and are shown to meet specifications, we ship them to the customer. We do not receive, nor do we or our customers require, formal acceptance of our systems. We recognize revenue on these systems when title passes to the customer.

Although we install certain of our products at our customers’ facilities, we do not bill separately for installation. Our products that require installation represented approximately 14% of our total revenue for fiscal year 2005. Furthermore, installation meets the three criteria to be considered a separate unit of accounting specified in EITF Issue 00-21 paragraph 9. We review shipments of applicable products at the end of each quarter and determine whether or not they have been installed at the customers’ location. We quantify our estimate of the fair value of installations that have not yet been performed at the end of any given reporting period. This estimate has historically been negligible. We have no other post-shipment obligations. We will revise future filings to address post-shipment obligations, including customer acceptance and installation, if applicable.

In SAB 104, the staff stated that it believes that revenue generally is realized or realizable and earned when all of the following criteria are met:
•	persuasive evident of an arrangement exists;
•	delivery has occurred or services have been rendered;
•	the seller’s price to the buyer is fixed or determinable, and
•	collectibility is reasonably assured.
We meet the first criteria; persuasive evidence of an arrangement exists, by virtue of receiving a signed purchase order from a customer. The purchase order also specifies the price, which satisfies the third criteria; the seller’s price to the buyer is fixed or determinable. The second criteria; delivery has occurred or services have been rendered, is discussed in the above paragraphs. With regard to the fourth criteria; collectibility is reasonably assured, payment terms are based upon the terms and conditions of the purchase order and credit worthiness of the customer. Furthermore, our experience related to bad debts has been immaterial to our consolidated financial statements. We refer you to the “Accounts receivable and allowance for doubtful accounts” disclosure contained in note A on page 19 of the Form 10-K.

4.	As a related matter please tell us and revise future filings to describe the “other significant obligations” that you are referring to in your revenue recognition policy. Tell us and disclose in future filings what types of transactions and arrangements require you to defer recognizing revenue and at what point all of the requirements for revenue recognition are satisfied. Please also tell us how you measure the amount of deferred revenue and how you account for the associated costs.

We enter into agreements to sell products and services. Revenue from product sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured, as described in response number 3 above. Revenue from services is deferred and recognized over the contractual period on a straight-line basis, as described in response number 2 above. Costs relating to services are recognized as incurred. We have no other significant obligations that remain after products are delivered. In future filings, we will delete the reference to “other significant obligations,” or if there are other obligations that may exist, we will disclose such arrangements.

5.	We also see from your disclosures on page 3 that your products are sold through distributors outside of the United States. Please tell us and revise future filings to describe the significant terms and conditions of your sales to distributors, including a description of the specific incentives and other compensation that you grant. Also tell us and revise future filings to address how you account for returns, price protection, price concessions, and other sales incentives, as applicable.

The Company utilizes distributors primarily to sell our products in territories where we do not have a direct sales presence. For fiscal year 2005, sales to distributors were approximately six percent of our total sales. When a distributor takes title to our product, it assumes all rights of ownership. In general, a distributor places an order with the Company after it has received an order from its customer. Distributors rarely stock our products. There are no significant terms and conditions relating to our sales to distributors that are different from our other customers, except that distributors may be given larger discounts. In some instances, we may reimburse a portion of promotional expenses incurred by our distributors, but such payments have historically been nominal. There are no other incentives or other compensation that we grant to them. With regard to returns, our distributors are not given provisions that are substantially different from our other customers. We offer no price protection or price concessions to our distributors. We do not believe any revision to future filings is necessary as there are no significant terms and conditions with regard to our sales to distributors that are different from those of our other customers.

6.	If revenues derived from any particular foreign country are material, revise future filings to disclose the name of the country and the amount of revenue from the country. Refer to paragraph 38(a) of SFAS 131.

We will revise future filings to disclose the name of the country and the amount of revenue from the country, for revenues derived from countries which are material. Besides the United States (our country of domicile), these countries are Japan and Germany.
The Company acknowledges that management is responsible for the adequacy of the disclosure in the Form 10-K referred to in this letter. We also acknowledge that staff comments, or changes to disclosures in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I hope that our responses include sufficient detail to adequately address your comments. Should you need additional clarification regarding any of our responses, please feel free to contact me.
Sincerely,
/s/ Mark J. Plush
Mark J. Plush
Vice President and Chief Financial Officer
Keithley Instruments, Inc.